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Attn:	Eric Atallah Mary Mast Courtney Lindsay Joe McCann	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Re:	Ortho-Clinical Diagnostics Bermuda Co. Ltd.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted November 25, 2020

CIK No. 0001828443

Ladies and Gentlemen:

On behalf of our client, Ortho-Clinical Diagnostics Bermuda Co. Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 8, 2020 (the “Comment Letter”) with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on November 25, 2020. Concurrently with the filing of this letter, the Company has confidentially submitted Confidential Draft Submission No. 3 (“Submission No. 3”) to the above-captioned Draft Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised to address the Staff’s comments.

The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We refer to the revised disclosure in the final two sentences on page 3. Please revise the penultimate sentence to explain how much “lower” the results were compared to prior periods. With reference to the five-years of financial results presented on page 16, please clarify the “quarterly trajectory” you saw prior to the beginning of the pandemic. Explain to us why you believe the increases during the three-month period ended September 27, 2020 are representative of the quarterly trajectory, including whether positive and/or negative impacts in this quarter may be attributable to the current pandemic.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

December 15, 2020

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 3, 4, 114 and 115 of the Registration Statement to explain the magnitude of the lower results compared to the prior year period and clarify the “quarterly trajectory” that the Company saw prior to the beginning of the pandemic.

The Company respectfully advises the Staff that the quarterly constant currency core revenue (excl. local HCV) trajectory the Company saw prior to the beginning of the COVID-19 pandemic, as described on pages 3, 4, 114 and 115 and shown on page 16 of the Registration Statement, can be clarified as follows. During the four quarters prior to the second fiscal quarter of 2020, our quarterly core revenue (excl. local HCV) was growing in the range of approximately 3.8% to 5.8% on a constant currency basis as compared to the relevant prior year period. As a result of the COVID-19 pandemic, during the fiscal three months ended June 28, 2020, the Company experienced significantly reduced testing volumes and a 12.2% decline in core revenue (excl. local HCV) on a constant currency basis as compared to the fiscal three months ended June 30, 2019. However, for the fiscal three months ended September 27, 2020, the Company’s core revenue (excl. local HCV) increased approximately 3.7% on a constant currency basis as compared to the fiscal three months ended September 29, 2019, which growth rate is more consistent with the trend the Company experienced prior to the COVID-19 pandemic.

The Company respectfully advises the Staff that it believes the increases during the three-month period ended September 27, 2020 are representative of the quarterly trajectory because of certain trends it has seen in its testing volumes. As noted on page 127 of the Registration Statement, more than 80% of the Company’s installed base of VITROS 5600, XT 7600 and ORTHO VISION platforms are e-connected. This e-connectivity allows the Company to observe trends in testing volumes. During the fiscal three months ended June 28, 2020, the Company observed a decline in non-COVID-related testing volumes as compared to the fiscal three months ended March 29, 2020. Since April 2020, however, the Company has experienced consistent growth in average daily testing volume per instrument each month and, during the fiscal three months ended September 27, 2020, the Company’s global testing volumes had recovered to nearly the same testing levels as during the fiscal three months ended March 29, 2020 on a global basis. Based on this recent month over month trend, the Company believes that its non-COVID-19 related business has shown strong signs of recovering from the downturn resulting from the COVID-19 pandemic. To date, the Company has not experienced a reduction in testing volumes similar to that experienced during the fiscal three months ended June 28, 2020, even as COVID-19 infection rates and lockdown policies have reemerged in recent months.

2.

With reference to your operating results discussion at the bottom of page 3 and the interest expense disclosure on page 81, please revise the Overview section to also disclose the amount of your interest expense for the nine-month period ended September 27, 2020 as well as the amount of your outstanding debt.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 3 and 114 of the Registration Statement to disclose the amount of interest expense for the nine-month period ended September 27, 2020 as well as the amount of its outstanding debt.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

December 15, 2020

Principal Shareholder, page 10

3.

We note your response to our prior comment 4. Please revise to disclose the amount and type of debt held by Carlyle affiliates. To the extent that offering proceeds will be used to repay these affiliates, please revise the Summary and Use of Proceeds sections to disclose the amount of proceeds used for this purpose.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 10 and 64 of the Registration Statement to disclose the amount and type of debt held by Carlyle affiliates and to disclose that proceeds from the offering will be used to, among other things, repay certain of such debt.

Risk Factors, page 20

4.

We note your response to prior comment 22. Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 58 to 60 of the Registration Statement to relocate risks that could generically apply to any registrant or offering to the end of the Risk Factors section under the caption “General risk factors” to comply with Regulation S-K Item 105.

Intense customer focus enabled by our broad portfolio and market leading positions, page 116

5.

Please revise the third paragraph under the heading to identify the customer. Also clarify what you are supplying, whether you will be the sole supplier, the markets covered and other material terms of the arrangement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 115 of the Registration Statement to identify the customer and clarify the product the Company is supplying, that it is the sole supplier, the markets covered and other material terms of this arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

December 15, 2020

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

cc:	Michael A. Schlesinger, Executive Vice President, General Counsel and Secretary, Ortho-Clinical Diagnostics Bermuda Co. Ltd.
Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83